UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549


                          SCHEDULE 14F-1

                      INFORMATION STATEMENT
                 PURSUANT TO SECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
                    AND RULE 14f-1 THEREUNDER


                    Irvine Pacific Corporation
                 -------------------------------
                   (Exact name of registrant as
               specified in its corporate charter)

                             000-50159
                        -------------------
                       Commission File No.

                  Colorado                            84-1424696
         -------------------------------        ---------------------
         (State or other jurisdiction of            (IRS Employer
          incorporation or organization)          Identification No.)



       3851 SOUTH EAGLE POINT DR., SALT LAKE CITY, UT 84109
      -----------------------------------------------------
             (Address of principal executive offices)

                           801-582-7747
                    --------------------------
                   (Issuer's Telephone Number)


                INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(f) OF THE SECURITIES
          EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


            NO VOTE OR OTHER ACTION BY IRVINE PACIFIC
   CORPORATION'S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS
     INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

GENERAL

     This Information Statement is being delivered on or about August 1, 2003 to the holders of shares of common stock, par value $0.001 (the "Common Stock") of Irvine Pacific Corporation ("Irvine Pacific"). You are receiving this Information Statement in connection with the proposed appointment of new members to Irvine Pacific's Board of Directors (the "Board") and the proposed Agreement and Plan of Merger (the "Merger") between Hollywood Previews, Inc., a California corporation ("Hollywood Previews"), and Irvine Pacific.

     Pursuant to the Agreement and Plan of Merger, Irvine Pacific will exchange with the shareholders of Hollywood Previews newly issued shares of its common voting stock for all of the outstanding securities of Hollywood Previews. At the closing of the Merger, Hollywood Previews will become a wholly owned subsidiary of Irvine Pacific and Irvine Pacific will continue the business of Hollywood Previews. The Agreement and Plan of Merger also contemplates, as a precondition to the Merger, a prior merger between IPC Merger Sub, Inc., a California corporation and a wholly-owned subsidiary of Irvine Pacific, and Hollywood Previews, with Hollywood Previews being the surviving corporation. The contemplated transactions shall constitute a reverse triangular merger.

     The Boards of Directors and a majority of the Shareholders of each of the entities have approved the proposed Merger. Specifically, shareholders representing at least a majority of the 11,527,546 outstanding shares of Irvine Pacific have consented in writing to the proposed Merger, which consent is sufficient under Colorado Law and Irvine Pacific's Bylaws to approve the Merger. Accordingly, approval of the Merger will not be submitted to the shareholders of Irvine Pacific for a vote, and this Notice of Shareholder Action is being furnished to Shareholders to provide them with certain information concerning the Merger.

     Set forth below are the general terms and conditions of the Merger.

     . At the closing, Irvine Pacific will issue to the shareholders of Hollywood Previews 55,494,571 shares of common shares representing 97% of the capital stock of Irvine Pacific on a fully diluted basis after giving effect to the Merger and the cancellation of 11,000,000 shares of common stock of Irvine Pacific presently outstanding, in exchange for all of the issued and outstanding shares of Hollywood Previews.

     . The shareholders of Irvine will retain the remaining 3% of the Post Closing Capitalization.

     . The current members of Hollywood Preview's board of directors, Messrs. David MacEachern, Scott Kapp and Franklin Unruh will be appointed to the board of directors of Irvine Pacific

     The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of California, which is expected to occur on or about August 12, 2003.

     In connection with the Merger, David G. MacEachern will be appointed Chairman of the Board and Chief Executive Officer; Scott Kapp will be appointed as President and a Director; and Franklin Unruh will be appointed as Chief Financial Officer and Director of Irvine Pacific. Because of the change in ownership and the composition of the board upon completion of the Merger there will be a change in control of Irvine Pacific.

     Please read this Information Statement carefully. It describes the terms of the Merger and its effect on Irvine Pacific and contains biographical and other information concerning the executive officers and directors after the acquisition. Additional information about the Merger will be contained in Irvine Pacific's Current Report on Form 8-K ("Form 8-K") to be filed following the filing of this Form 14F-1. All Irvine Pacific filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of Irvine Pacific filings may be obtained from the SEC's website at http://www.sec.gov.

BUSINESS OF HOLLYWOOD PREVIEWS

     Hollywood Previews intends to become the worlds leading i-publisher of interactive entertainment i-magazines. i-publishing or interactive publishing, is interactive-digital-multi-media-publishing on employing CD-ROM, DVD, the
Internet and interactive television.   i-publishing using CD or DVDs has ad
and content capacity equivalent to 4,000 color pages of a traditional published magazine.

     Hollywood Previews, Inc. is currently publishing Hollywood Previews(TM), a CD-ROM Entertainment Magazine. This quarterly publication features full-length movie previews, celebrity interviews, movie soundtracks and other behind-the-scenes video and content. Hollywood Previews magazine has been distributed at national movie theater box offices, inserted into leading magazines such as "The New Yorker" and soon in major metropolitan newspapers such as the "Chicago Tribune", "New York Daily News" and "Los Angeles Times".

     Hollywood Previews is also beginning production on Las Vegas Previews Magazine(TM), a fully-interactive digital magazine featuring major Las Vegas events and attractions. Las Vegas Previews Magazine(TM) intends to be the first of many "destination magazines" published by Hollywood Previews designed to promote hotels, shows, concerts and attractions in various U.S. cities. In addition, Hollywood Previews produces "special edition" custom video-disks for clients such as the Los Angeles Dodgers(TM), Johnny Walker Scotch(TM), Toyota Motors USA, Crunch Fitness(TM), Sony(TM) and others.

     Revenues are generated on a per disc basis via a traditional magazine model. Additional revenues will also be produced from the foreign licensing of Hollywood Previews(TM), to international distributors, from special edition sponsorships, and from placement fees from studios, independent film makers and record companies.

     Growth and Profitability: The U.S. publishing industry produces over $623 billion in annual revenues. Despite this tremendous market, traditional print media has suffered from flat-line growth and a saturated market. This is due in part to more consumers looking to computers and the internet for their news, information and entertainment. Publishers see digital media like Hollywood Previews(TM) Magazine as a welcome enhancement to their printed newspapers, magazines and periodicals. Using only U.S. newspapers, Hollywood Previews has distribution access for up to 55 million disks per week of its various publications.

                  SECURITY OWNERSHIP OF CERTAIN
                 BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information, as of July 31, 2003, regarding beneficial ownership of Common Stock by (i) each person known by Irvine Pacific to be the beneficial owner of more than 5% of the outstanding shares of its common stock, (ii) each current director, nominee and executive director of Irvine Pacific, (iii) all current officers and directors as a group, and (iv) all proposed directors and officers of Irvine Pacific after giving effect to the acquisition. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as otherwise indicated below, the shareholders listed possess sole voting and investment power with respect to their shares.



CERTAIN BENEFICIAL OWNERS
                                 Common Stock Beneficially Owned
                                 --------------------------------
Name and Address of              Number of Shares of
Beneficial Owners(1)             Common Stock (1)       % of Class(1)
-------------------------------- -------------------- -----------------

Kanona Moeai, Jr.                     10,000,000              86.7%
851 South Eagle Point Dr
Salt Lake City, Utah 84109

Ed Johnson                               600,000               5.2%
2354 E. 6895 So. #3
Salt Lake City, Utah 84121

      (1) In addition, Sussex Financial Group, Ltd. could be considered a 5% beneficial owner since the $29,988 due and payable under a note is in default. Sussex financial Group can, with 30 days written notice, convert the principle into 1,500,000 shares of our common stock which would equal 11.5% of our then issued and outstanding shares. Sussex's address is 5637 East Pioneer Fork Dr., Salt Lake City, Utah 84108. Sussex Financial Group is not under the control of management or any affiliate.


CURRENT MANAGEMENT

                                 Common Stock Beneficially Owned
                                 -------------------------------
Name and Address of              Number of Shares of
Beneficial Owners                Common Stock         Percentage of Class
-------------------------------- -------------------- -----------------
Kanona Moeai, Jr.                    10,000,000           86.7%
3851 South Eagle Point Dr.
Salt Lake City, Utah 84109
President, Director, CEO, CFO




PROPOSED MANAGEMENT


                                 Common Stock Beneficially To Be Owned
                                 -------------------------------
Name and Address of              Number of Shares of
Beneficial Owners                Common Stock             % of Class
-------------------------------- -------------------- -----------------
David G. MacEachern              12,090,938                 20.95%
CEO, Director
929 Idaho Avenue
Santa Monica, CA 90403

Scott Kapp
President, Director              12,090,938                 20.95%
13911 Old Harbor Lane #310
Marina Del Rey, CA 90292

Franklin Unruh                   12,090,938                 20.95%
CFO, Director
9994 Reevesbury Drive
Beverly Hills, CA 90210


                 DIRECTORS AND EXECUTIVE OFFICERS

     Upon the closing of the Merger, the current director of Irvine Pacific, will be replaced by David G. MacEachern, Scott Kapp, and Franklin H. Unruh. The following sets forth information regarding Irvine Pacific's proposed executive officer and directors.


Mr. David G. MacEachern, Chairman of the Board and Chief Executive Officer,
Age 48

     Mr. MacEachern has been in the entertainment and advertising business for over 28 years. As an entrepreneur, he has extensive executive level experience as a founder and CEO of several successful businesses. His experience includes developing, and managing companies in as diverse fields as marketing, advertising, graphic arts, cosmetics and business development.

     In 1984, Mr. MacEachern co-founded the David-Scott Advertising; a Los Angeles based ad agency providing advertising and promotion for local, regional and national accounts.

     While continuing to run David-Scott Advertising, Mr. MacEachern co-founded and was CEO of Professional Make-up, a cosmetic manufacture with over $30 million in domestic and international sales. Mr. MacEachern was instrumental in acquiring distribution rights for Wal-Mart, K-Mart and Target stores. At Professional Make-Up, his primary responsibilities were developing marketing strategies, new product development and product promotion.

     In 1998 Mr. MacEachern co-founded the Modern Company LLC, a digital multi-media production house specializing in the application of digital imaging to the consumer products market. The Modern Company's core competencies include developing interactive websites, graphic arts and CD-ROM design.

Mr. Scott Kapp, Director and President, Age 43

     Mr. Kapp has had a long, profitable relationship with Mr. MacEachern extending back to 1984. A graduate of USC, co-founder and President of David-Scott Advertising, Mr. Kapp was responsible for negotiating and securing many of the agency's top clients. His advertising campaign for Ogee hair products won a Starch Award.

     Mr. Kapp also co-founded Professional Make-up. In addition to his role as President, Mr. Kapp was responsible for the development of ancillary products, new markets and business development. While at Professional Make-Up, Mr. Kapp built-out and managed a sales force of 250 independent sales reps and secured 10 major distributors worldwide.

     In 1998 Mr. Kapp along with Mr. MacEachern co-founded the Modern Company LLC, a digital multi-media production company.

Mr. Franklin H. Unruh, Director and Chief Financial Officer, Age 64

     Mr. Unruh has over 37 years of significant experience in both accounting and financial consulting. His financial experience comprises an array of conglomerate corporations ranging from entertainment, film and music production to food processing and automobile distribution in 4 countries, South Africa, United Kingdom, Israel and the USA.

     From 1980-1986 Mr. Unruh served as Director of Participation's at 20th Century Fox Films. His duties included managing profit participation's on such award nominated films as the Star Wars Trilogy and other 20th Century Fox motion pictures and television programming.

     Warner Communications Inc. appointed Mr. Unruh as an International Internal Auditor and later promoting Mr. Unruh to Controller of Warner Bros. Music Publishing, the second largest music publishing company in the world.

     In 1978, A&M Music Publishing recruited Mr. Unruh to serve as Controller of A&M Music Publishing and later promoted him to Managing Director of ALMO Publications, A&M Publishing's printed music division.

     Mr. Unruh acts as a financial consultant specializing in participations, residuals and international tax advantage investments for motion picture clients such as Cinergi, Hemdale Distributing and Streamline Pictures. He also oversees music production and artist management for his company Hanging Rock Studios.

                      EXECUTIVE COMPENSATION

     Irvine Pacific had no compensation paid to officers or directors in 2002 or 2003 to date.

                        BOARD OF DIRECTORS

     Each director holds office until the next annual meeting of shareholders, and until his successor is elected and qualified. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board. There are no family relations among any current or proposed officers or directors of Irvine Pacific

        COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act, as amended, requires Irvine Pacific's executive officers, directors and persons who beneficially own more than 10% of Irvine Pacific's common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish Irvine Pacific with copies of all Section 16(a) forms they file. Based solely on a review of the Forms 3 and 4 and amendments thereto, Irvine Pacific is unaware of any delinquent filings.

DATED: July 31, 2003

                                 Irvine Pacific Corporation

                                 /s/  Kanona Moeai, Jr.
                                 President, Director, CEO, CFO